

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2011

Patrick V. Apodaca, Esq.
Senior Vice President, General Counsel and Secretary
Public Service Company of New Mexico
414 Silver Street SW
Albuquerque, New Mexico 87102

> **Re:** **Public Service Company of New Mexico**
> **Registration Statement on Form S-3**
> **Filed April 15, 2011**
> **File No. 333-173530**

Dear Mr. Apodaca:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Where You Can Find More Information, page 2

1. Please revise to incorporate your most recently filed Form 10-Q and any applicable Forms 8-K. Refer to Question 123.05 of our Compliance and Disclosure Interpretations: Securities Act Forms, which is available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

<u>Item 16, Exhibit, page II-2</u>

<u>Exhibit 5.1 Legal Opinion</u>

2. Counsel cannot assume that the company has the power and authority to enable it to execute, deliver and perform with respect to the notes and related documents. Counsel may rely on other opinions if those opinions are also filed as exhibits. Please delete or revise this assumption.

3. We note counsel's statement in the final paragraph that the opinion is for your benefit and may not be relied upon, quoted, or used by any other person or entity without counsel's prior written consent. Please obtain and file a revised legal opinion that does not include this statement, as investors are entitled to rely on the legal opinion provided in connection with this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3725 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director

cc: Charles L. Moore, Esq.
    PNM Resources, Inc.